OMB Number 3235-0287
                                                     Expires: September 30, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Fried                     J.                       Michael
         Hirmes                    Alan                     P.
         Boesky                    Stuart                   J.
         Schnitzer                 Mark                     D.
         Ross                      Stephen                  M.

         (Last)                  (First)                  (Middle)

                           c/o Related Capital Company
                               625 Madison Avenue

                                    (Street)

         New York,                  NY                        10022
         (City)                   (State)                     (Zip)



2.       Issuer Name and Ticker or Trading Symbol

         Independence Tax Credit Plus L.P. IV



3.       IRS or Social Security Number of Reporting Person

         (Voluntary)



4.       Statement for
         (Month/Year)

         1/99

5.       If Amendment, Date of Original
         (Month/Year)

          2/10/99

6.      Relationship of Reporting Persons to Issuer
                (Check all applicable)

                 Director                                      10% Owner
        --------                                      --------
           X     Officer (give title below)                     Other (specify
        --------                                      --------  below)

        President and Member of Related Independence L.L.C., the general partner of the Issuer ("RILLC"), Senior Vice President and Member of RILLC, Vice President and Member of RILLC, Vice President of RILLC and Director and President of the general partner of a member of RILLC, respectively.



7.      Individual or Joint/Group filing (Check Applicable Line)

                 Form filed by One Reporting Person
        -------
           X     Form filed by More than One Reporting Person
        -------

                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of     2.  Trans     3.  Trans        4.    Securities Acquired (A)    5.  Amount of     6.  Ownership     7.  Nature of
    Security         action        action             or Disposed of (D)             Securities        Form:             Indirect
    (Instr.3)        Date          Code               (Instr.3, 4 and 5)             Benefici-         Direct (D)        Beneficial
                     (Month        (Instr.8)                                         ally Owned        or                Ownership
                     /Date/                                                          at End of         Indirect
                     Year)                                                           Month             (I)               (Instr. 4)

                                                                                     (Inst. 3          (Instr. 4)
                                                                                     and 4)

                                   Code    V     Amount       (A) or   Price
                                                               (D)

Beneficial
Assignment
Certificates        1/15/99        P              2,858.06     A       $750.00       2,868.06            I*           By Lehigh
                                                                                                                       Tax Credit
                                                                                                                       Partners III
                                                                                                                       L.L.C.*


                                                  SEC 1474 (7-96)                                      Page 2

                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of      2.  Conver     3.  Trans      4.  Transaction     5.  Number of Deriv         6.  Date Exercisable and
    Derivative        sion or        action         Code                ative Securities            Expiration Date
    Security          Exercise       Date                               Acquired (A) or             (Month/Day/Year)
    (Instr.3)         Price of                      (Instr. 8)          Disposed of (D)
                      Deri           (Month/
                      vative         Day/                               (Instr. 3, 4,
                      Security       Year)                              and 5)
                                                  Code                  (A)       (D)           Date Exer      Expiration
                                                                                                cisable          Date



                                                  SEC 1474 (7-96)                                      Page 3

1.  Title of       7.  Title and Amount of             8.  Price of       9. Number of       10.  Ownership      11. Nature of
    Derivative         Underlying Security                 Derivative        Derivative           Form of Deri       Indirect Bene
    Security                                               Security          Securities           vative Sec         ficial Owner
    (Instr.3)          (Instr.3 and 4)                                       Beneficially         urity: Direct      ship (Instr.
                                                           (Instr. 5)        Owned at End         (D) or             4)
                                                                             of Month             Indirect (I)
                                                                                                  (Instr. 4)
                                                                             (Instr. 4)
                       Title         Amount or
                                     Number of
                                     Shares


                                                  SEC 1474 (7-96)                                      Page 4


Explanation of Responses:

     *            The reporting  persons are the directors and officers of Lehigh Tax Credit  Partners,  Inc.,  the sole managing  member of Lehigh Tax Credit  Partners III L.L.C.  ("Lehigh").  On January 15, 1999,  Lehigh acquired
2,858.06  Beneficial  Assignment  Certificates  ("BACs")  pursuant  to a tender  offer  for BACs of the  Issuer  on
Schedule  14D-1,  commenced on October 14, 1998.  Each of the reporting  persons is deemed to  beneficially  own the
BACs  acquired by Lehigh.  In addition,  Lehigh owns 10 BACs which it acquired by  assignment  from an affiliate of
Lehigh, which acquired such BACs through open market transactions.

                                      /s/ J. Michael Fried                       February 11, 1999
                                      --------------------

                                      /s/ Alan P. Hirmes                         February 11, 1999
                                      --------------------

                                      /s/ Stuart J. Boesky                       February 11, 1999
                                      --------------------

                                      /s/ Mark D. Schnitzer                      February 11, 1999
                                      --------------------

                                      /s/ Stephen M. Ross                        February 11, 1999
                                      --------------------

                                    **Signature of Reporting Persons                    Date


**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.  If space is insufficient, see
         Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
